                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ---------------

                                 SCHEDULE 13D
                                (RULE 13d-101)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
              AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                             (AMENDMENT NO. 11)(1)

                             CIMETRIX INCORPORATED
--------------------------------------------------------------------------------
                               (Name of Issuer)

                        COMMON STOCK, $0.0001 PAR VALUE
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   17185E100
--------------------------------------------------------------------------------
                                (CUSIP Number)

Geoffrey Todd Hodges, Esq., c/o Agliano, Hodges & Whittemore, P.A.,
             400 North Tampa Street, Suite 2630, Tampa, FL 33602;
                                 (813) 225-1515
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               December 18, 1998
--------------------------------------------------------------------------------
           (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.




                        (Continued on following pages)


                            (Page 1 of     Pages)



---------------
        (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 17185E100                   13D
         ---------------------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Paul A. Bilzerian
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [X]
                                                                    (b)   [ ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    None
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     1,978,162
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   None
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               None
                       --------------------------------------------------------

 (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,080,000, plus proxies to vote 1,978,162, plus warrants to purchase 27,500
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          [X]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          12.5% plus proxies to vote 8.0%, plus warrants to purchse 0.1%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 17185E100                   13D
         ---------------------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Terri L. Steffen
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [X]
                                                                    (b)   [ ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    None
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     None
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   None
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               None
                       --------------------------------------------------------

 (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,080,000 plus warrants to purchase 27,500
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          [X]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          12.5% plus warrants to purchse 0.1%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 17185E100                   13D
         ---------------------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Bicoastal Holding Company
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [X]
                                                                    (b)   [ ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    180,000
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     None
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   180,000
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               None
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          180,000, plus warrants to purchase 27,500
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          [  ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.7%, plus warrants to purchse 0.1%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
          CO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 17185E100                   13D
         ---------------------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Overseas Holdings Limited Partnership
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [X]
                                                                    (b)   [ ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    2,900,000
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     None
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   2,900,000
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               None
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,900,000
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          [  ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          11.7%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
          PN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 17185E100                   13D
         ---------------------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          The Paul A. Bilzerian and Terri L. Steffen Family Trust of 1995
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [X]
                                                                    (b)   [ ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          Cook Islands
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    None
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     None
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   None
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               None
                       --------------------------------------------------------

 (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,080,000, plus warrants to purchase 27,500
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          [  ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          12.5%, plus warrants to purchse 0.1%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
          OO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 17185E100                   13D
         ---------------------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Overseas Holding Company
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [X]
                                                                    (b)   [ ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          AF
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          Cayman Islands
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    None
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     None
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   None
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               None
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,900,000
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          [  ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          11.7%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
          CO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 17185E100                   13D
         ---------------------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          The Paul A. Bilzerian and Terri L. Steffen 1994 Irrevocable Trust
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [X]
                                                                    (b)   [ ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    2,315,000
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     None
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   2,315,000
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               None
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,315,000
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          [  ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          9.4%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
          OO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 17185E100                   13D
         ---------------------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Adam J. Bilzerian
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [X]
                                                                    (b)   [ ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    None
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     None
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   None
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               None
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,157,500
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          [  ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          4.7%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 17185E100                   13D
         ---------------------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Dan B. Bilzerian
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [X]
                                                                    (b)   [ ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    None
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     None
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   None
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               None
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,157,500
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          [  ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          4.7%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       ATTACHMENT TO FORM 13D COVER SHEET


         All calculations on the Form 13D cover sheets have been made on the basis that 24,743,928 shares are presently outstanding.

Item 1.  Security and Issuer.

     The class of security to which this Amendment to Schedule 13D relates is common stock, $0.0001 par value per share (the "Shares") of Cimetrix Incorporated, a Nevada corporation (the "Company"). The Company's principal executive offices are located at 6979 South High Tech Drive, Midvale, Utah 84047.

Item 2.  Identity and Background.

     This Amendment to Schedule 13D is being filed by Paul A. Bilzerian, Terri
L. Steffen, Bicoastal Holding Company, Overseas Holdings Limited Partnership, The Paul A. Bilzerian and Terri L. Steffen Family Trust of 1995, Overseas Holding Company, the Paul A. Bilzerian and Terri L. Steffen 1994 Irrevocable Trust, Adam J. Bilzerian, and Dan B. Bilzerian, hereafter collectively referred to as the "Reporting Persons."

     (a)-(f). The following sets forth as to each of the Reporting Persons his
(a) name; (b) residence or business address; (c) present principal occupation or employment and the name, principal business, and address of any corporation or other organization in which such employment is conducted; (d) whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case; (e) whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree, or final order; and (f) citizenship.

         1.       (a) Paul A. Bilzerian.
                  (b) 16229 Villarreal de Avila
                      Tampa, FL 33613.
                  (c) President, Cimetrix, Incorporated
                      6979 South High Tech Drive
                      Midvale, Utah 84047.
                  (d) None.
                  (e) None.
                  (f) United States.

         2.       (a) Terri L. Steffen.
                  (b) 16229 Villarreal de Avila
                      Tampa, FL 33613.
                  (c) None.
                  (d) None.
                  (e) None.
                  (f) United States.

         3.       (a) Bicoastal Holding Company, a Nevada corporation
                  (b) 16229 Villarreal de Avila
                      Tampa, FL 33613.
                  (c) Investments.
                  (d) None.
                  (e) None.

         4. (a) Overseas Holdings Limited Partnership, a Nevada limited partnership
                  (b) 16229 Villarreal de Avila
                      Tampa, FL 33613.
                  (c) Investments.
                  (d) None.
                  (e) None.

         5. (a) The Paul A Bilzerian and Terri L. Steffen Family Trust of 1995, a Cook Islands International Trust.
                  (b) c/o TrustNet (Cook Islands) Limited
                           C.I.D.B. Building
                           Avarua
                           P.O. Box 208
                           Rarotonga
                           Cook Islands
                  (c) Estate planning trust.
                  (d) None.
                  (e) None.

         6.       (a) Overseas Holding Company, a Cayman Islands corporation
                  (b) 16229 Villarreal de Avila
                      Tampa, FL 33613.
                  (c) Investments.
                  (d) None.
                  (e) None.

         7.       (a) The Paul A  Bilzerian and Terri L. Steffen 1994
                      Irrevocable Trust, a Florida Trust.
                  (b) 400 North Tampa Street, Suite 2630
                      Tampa, FL 33613.
                  (c) Children's trust.
                  (d) None.
                  (e) None.

         8.       (a) Adam J. Bilzerian.
                  (b) 16229 Villarreal de Avila
                      Tampa, FL 33613.
                  (c) None.
                  (d) None.
                  (e) None.

                  (f) United States.

         9.       (a) Dan B. Bilzerian.
                  (b) 16229 Villarreal de Avila
                      Tampa, FL 33613.
                  (c) None.
                  (d) None.
                  (e) None.
                  (f) United States.

Item 3. Source and Amount of Funds or Other Consideration.

        The reporting persons used no funds to complete the transactions reported on this Amendment to Schedule 13D.

Item 4. Purpose of Transaction. Three transactions are reported hereby. The purpose of one transaction is to raise capital for the Paul A. Bilzerian and Terri L. Steffen 1994 Irrevocable Trust. This Amendment is also being filed to correct a mathematical error contained in the Amendment to Schedule 13D filed on December 15, 1998 by the Reporting Persons. This Amendment is also being filed to report the pending expiration of proxies held by Paul A. Bilzerian, as reported on December 15, 1998.

(a) On December 18, 1998, the Paul A. Bilzerian and Terri L. Steffen 1994 Irrevocable Trust sold 5,000 shares of the Company's common stock to an unrelated party for $0.75 per share, receiving proceeds of $3,750.00.

(b) A mathematical error was contained in the Amendment to Schedule 13D filed on December 15, 1998 by the Reporting Persons. In the December 15, 1998 Amendment, it was reported that Bicoastal Holding Company owned 480,000 shares of the Company's common stock, rather than 180,000. Bicoastal Holding Company owns 180,000 shares of the Company's common stock together with warrants to purchase 27,500 shares at an exercise price of $2.50.

(c) On March 22, 1994, W. Keith Seolas, Robert K. Seolas, Suzette Seolas, and Helene S. Seolas granted to Paul A. Bilzerian proxies to vote 2,367,871 shares of the Company's common stock, as previously reported. After transfers of shares by the holders thereof, the proxies covered fewer shares, so that, at present, Mr. Bilzerian holds proxies to vote 1,978,162 shares owned by members of the Seolas family. After amendment to extend the terms of the proxies, as previously reported, the proxies will expire on December 31, 1998. Following that date, Mr. Bilzerian will no longer have any right to vote or other beneficial interest in those shares.

Item 5. Interest in Securities of the Issuer.

(a) As of December 18, 1998, Overseas Holdings Limited Partnership was the owner of 2,900,000 shares of the Company's common stock, representing 11.7% of the Company's outstanding stock. As of December 18, 1998, Bicoastal Holding
Company was the owner of 180,000 shares of the Company's common stock, representing 0.7% of the Company's outstanding stock. Bicoastal Holding Company was also the owner of 27,500 warrants to purchase the Company's common stock for $2.50 per share, representing 0.1% of the Company's outstanding stock. As of December 18, 1998, Overseas Holding Company is the beneficial owner of 29,000 shares of the Company's common stock by virtue of its 1% interest in Overseas Holdings Limited Partnership. This represents 0.1% of the Company's outstanding stock. As of December 18, 1998, Overseas Holding Company may also be deemed the beneficial owner of the other 2,871,000 shares of the Company's common stock owned by Overseas Holdings Limited Partnership because as the sole general partner of the partnership, it has the right to vote those shares. This represents 11.7% of the Company's outstanding stock. As of December 18, 1998, the Paul A Bilzerian and Terri L. Steffen Family Trust of 1995 is the beneficial owner of 3,080,000 shares of the Company's stock because it is the 99% limited partner of Overseas Holdings Limited Partnership, the owner of 100% of the stock of Overseas Holding Company, and the owner of 100% of the stock of Bicoastal Holding Company. This represents 12.5% of the Company's outstanding stock. As of December 18, 1998, the Paul A Bilzerian and Terri L. Steffen Family Trust of 1995 is the beneficial owner of 27,500 warrants to purchase the Company's common stock for $2.50 per share, representing 0.1% of the Company's outstanding stock, because it is the owner of 100% of the stock of Bicoastal Holding Company. As of December 18, 1998, Paul A. Bilzerian and Terri L. Steffen are the beneficial owners of 3,080,000 shares of the Company's stock because they are the beneficiaries of the Paul A Bilzerian and Terri L. Steffen Family Trust of 1995. This represents 12.5% of the Company's outstanding stock. As of December 18, 1998, Paul A. Bilzerian and Terri L. Steffen are the beneficial owners of 27,500 warrants to purchase the Company's common stock for $2.50 per share because they are the beneficiaries of the Paul A Bilzerian and Terri L. Steffen Family Trust of 1995. This represents 0.1% of the Company's outstanding stock. As of December 18, 1998, the Paul A Bilzerian and Terri L. Steffen 1994 Irrevocable Trust was the owner of 2,315,000 shares of the Company's common stock. This represents 9.4% of the Company's outstanding stock. As of December 18, 1998, Adam J. Bilzerian may be deemed the beneficial owner of 1,157,500 shares of the Company's common stock because he is the owner of a 50% beneficial interest in the Paul A Bilzerian and Terri L. Steffen 1994 Irrevocable Trust. This represents 4.7% of the Company's outstanding stock. As of December 18, 1998, Dan B. Bilzerian may be deemed the beneficial owner of 1,157,500 shares of the Company's common stock because he is the owner of a 50% beneficial interest in the Paul A Bilzerian and Terri L. Steffen 1994 Irrevocable Trust. This represents 4.7% of the Company's outstanding stock. Paul A. Bilzerian and Terri L. Steffen may also be deemed beneficial owners of 2,315,000 shares of stock owned by the Paul A. Bilzerian and Terri L. Steffen 1994 Irrevocable Trust because the principal beneficiaries of the trust are their children, Adam J. Bilzerian and Dan B. Bilzerian. This represents 9.4% of the Issuer's outstanding stock. Mr. Bilzerian and Ms. Steffen, however, disclaim any beneficial ownership of those shares. As of December 18, 1998, Mr. Bilzerian holds proxies to share voting power of 1,978,162 shares of stock by virtue of proxies from W. Keith Seolas and members of his family, representing 8.0% of the Company's outstanding stock. Such proxies will expire on December 31, 1998, and after that date, Mr. Bilzerian will have no right to vote or other beneficial interest in any of the proxied shares. Except as provided herein, this Amendment to Schedule 13D does not amend the beneficial ownership of shares beneficially owned by Mr. Bilzerian, members of his family, or related entities, as reflected in Schedule 13D and amendments previously filed on behalf of Paul A. Bilzerian, Terri L. Steffen, Bicoastal Holding Company, the Paul A. Bilzerian and Terri L. Steffen Family Trust of

1995, the Paul A. Bilzerian and Terri L. Steffen Irrevocable Trust of 1994, Overseas Holdings Limited Partnership, Overseas Holding Company, Adam J. Bilzerian, and Dan B. Bilzerian.

(b) The responses of the Reporting Persons to items (7) through (11) of the portions of the cover page relating to beneficial ownership of Shares are incorporated herein by reference.

(c) Except as provided herein, there have been no transactions in Shares or other securities of the Company by any of the Reporting Persons within the past 60 days or since the most recent Amendment to Schedule 13D was filed.

(d) None.

(e) None.

Item 6. Contracts, Arrangements, Understandings, or Relationships with respect to Securities of the Issuer.

None.
Item 7. Material to be Filed as Exhibits.

None.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   12/18/98                     /s/  PAUL A. BILZERIAN
      -------------------------      ---------------------------------
                                     PAUL A. BILIZERIAN

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   12/18/98                     /s/  PAUL A. BILZERIAN
      -------------------------      ---------------------------------
                                     PAUL A. BILIZERIAN, President
                                     Bicoastal Holding Company

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   12/18/98                     /s/  TERRI L. STEFFEN
      -------------------------      ---------------------------------
                                     TERRI L. STEFFEN

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:          12/18/98                 /s/ Terri L. Steffen
      ---------------------------       ---------------------------------------
                                        TERRI L. STEFFEN, President of Overseas
                                        Holding Company

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:         12/18/98                  /s/ Terri L. Steffen
      ---------------------------       --------------------------------------
                                        TERRI L. STEFFEN, President of Overseas
                                        Holding Company, as General Partner
                                        of Overseas Holdings Limited
                                        Partnership

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:            12/18/98              /s/ Terri L. Steffen
      ------------------------------   ----------------------------------------
                                       TERRI L. STEFFEN, as Natural Guardian of
                                       Dan B. Bilzerian

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   12/18/98                     /s/  Harry A. Steffen
      --------------------------     -------------------------------------------
                                     HARRY A. STEFFEN, Co-Trustee of the Paul A.
                                     Bilzerian and Terri L. Steffen Family
                                     Trust of 1995

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:          12/18/98              /s/ Terri L. Steffen
      --------------------------     -------------------------------------------
                                     TERRI L. STEFFEN, as Natural Guardian of
                                     Adam J. Bilzerian

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:          12/18/98             /s/ Geoffrey Todd Hodges
     -----------------------------  ----------------------------------------
                                    GEOFFREY TODD HODGES, Co-Trustee of the
                                    Paul A. Bilzerian and Terri L. Steffen 1994
                                    Irrevocable Trust